

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

June 19, 2009

Louis J. Cappelli
Chairman and Chief Executive Officer
Sterling Bancorp
650 Fifth Avenue
New York, NY 10019-6108

>   **Re: Sterling Bancorp**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
>   **Form 8-K filed May 12, 2009**
>   **File No. 001-05273**

Dear Mr. Cappelli:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Business
Commercial Lending, Asset Based Financing and Factoring/Accounts Receivable
Management, page 1

1.   Please revise your future filings to disclose the following information regarding your "factoring" business:

- The dollar amount of receivables factored during the periods presented;
- The outstanding balance of receivables as of each period end;
- The average loan amount, life and yield on the receivables;
- The nature of the collateral supporting the receivables;
- Your non-accrual policy for the receivables and the amount of receivables on non-accrual, if applicable; and
- The dollar amount of allowance for loan losses allocated to the receivables.

Provide us with your proposed future disclosure.

Financial Statements
Consolidated Statements of Cash Flows, page 50

2.   Please revise your future filings to separately quantify cash payments made for factored receivables, if material. Paragraph 7a of SFAS 104 restricts net reporting of receivables to loans made to customers and principal collections. Purchases of loans should be presented separately.

Notes to Consolidated Financial Statements
Note 12- Preferred Stock, page 71

3.   Please tell us and revise your future filings to more clearly discuss the following regarding your issuances of preferred stock and warrants to the U.S. Treasury:

- How you determined the fair value of the preferred stock and the common stock warrants;
- The market rate (discount rate) used when deriving the fair value of the preferred stock;
- The methodology and assumptions used to calculate the fair value of the common stock warrants; and
- The method used to amortize the discount on the preferred stock.

Provide us with your proposed future disclosure.

Item 11. Executive Compensation

Benchmarking, page 6 of Definitive Proxy Statement on Schedule 14A

4.   It appears that the company benchmarks certain elements of compensation to its peers. In the future, please identify the component companies that make up the compensation peer group and the basis for selecting the peer group. In addition, please describe how the compensation committee used comparative compensation information in determining compensation or compensation ranges for each of the compensation components. Please also disclose whether the compensation

committee deviated from peer group benchmarks in setting executive compensation, and if so, state the reasons for such deviation. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.05. In your response, please include draft disclosures of your proposed revisions to future filings.

Performance-Based Incentive Compensation, page 7 of Definitive Proxy Statement on Schedule 14A

5. Please tell us why you have not disclosed the performance targets utilized in determining performance-based incentive compensation for your Chief Executive Officer and President for the 2008 fiscal year. For example, you have not disclosed the specific targets for average total loans, average deposits and customer repurchase agreements, net income, return on average assets and return on average equity that were used as bases for awarding incentive compensation to the Chief Executive Officer and President. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Balance Sheet Analysis
Securities, page 21

6. We note the significant unrealized losses on your trust preferred securities at March 31, 2009. We have the following comments:

   • Please provide us a detailed analysis of the securities' impairment as of March 31, 2009 that identifies all available evidence, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment. Specifically tell us if you considered all available evidence, including information received after the period end, affecting the projected cash flows as of the period end. We may have further comment based on your response.

   • Please provide us with, and consider disclosing in future filings, a table detailing the following information for these securities: deal name, singleissuer or pooled, class, book value, fair value, unrealized gain/loss, credit ratings, number of banks in issuance, deferrals and defaults as a dollar amount and a percentage of collateral, and excess subordination.

Asset Quality, page 24

7.   We note the significant increase in nonaccrual loans, particularly in the lease financing category. Please revise your future filings to comprehensively bridge the gap between the significant increases in your nonaccrual lease financing loans with the modest increase in your allowance for loan losses. For example, discuss in general the relationship between these loans and the allowance for loan losses and link this information to the increase in your allowance for loan losses. Discuss in detail the extent to which these loans are collateralized. Provide us with your proposed future disclosure.

Form 8-K filed May 12, 2009

8.   We note your presentation of "return on average tangible common equity." This measure appears to be a non-GAAP measure as defined by Regulation G and Item 10(e) of Regulation S-K as it is not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide this non-GAAP financial measure in the future, please address the following:

   • To the extent this measure is disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the measure as a non-GAAP measure and complying with all of the disclosure requirements.

   • To the extent that you plan to disclose this measures in future Item 2.02 Forms 8-K, you should provide all of the disclosures required by Regulation G and Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.

   • To the extent you disclose or release publicly any material information that includes a non-GAAP measure, such as this measure in your Item 8.01 Form 8-K, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.

                    *   *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Blume, Assistant Chief Accountant, at (202) 551-3474 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3491 with any other questions.

Sincerely,

Todd K. Schiffman
Assistant Director

cc: By facsimile to (212) 757-8284
        Debbie Ashton
        Sterling Bancorp